Exhibit 99.1

Neptune Announces Fourth Quarter Results

Initiates Expansion of Extraction Capacity to 1,500,000 kg Along With Additional Packaging
and Finished Forms Capabilities
Creates a One-Stop Shop for Licenced Cannabis Producers

Fiscal Year 2019 and Fourth Quarter Financial Highlights:

  Neptune began commercial production and shipping of cannabis extracts during the last weeks of the fourth quarter, recording its first cannabis revenues.
  Nutraceutical revenues of $24.4 million for fiscal year ended March 31, 2019, were stable with last year (excluding krill oil manufacturing business); revenues of $5.7 million in the fourth quarter of fiscal 2019 decreased versus $7.0 million for the fourth quarter of fiscal 2018.
  Net loss of $23.2 million for the fiscal year ended March 31, 2019, versus a net income of $20 million for the fiscal year ended March 31, 2018; net loss of $12.4 million in the fourth quarter of fiscal 2019 versus a net loss of $4.8 million in the fourth quarter of fiscal 2018; variation reflecting litigation provisions of $7.9 million in the fourth quarter of fiscal 2019, gain on sale of assets and a gain on loss of control of a subsidiary totalling $32.5 million in the fourth quarter of fiscal 2018.
  Non-IFRS operating loss1 was $8.1 million for the fiscal year ended March 31, 2019, compared with a loss of $2.6 million in the fiscal year ended March 31, 2018; a non-IFRS operating loss1 of $2.7 million in the fourth quarter of 2019 compared to a non-IRFS operating loss of $1.8 million in the fourth quarter of fiscal year 2018.

Subsequent to Quarter-end:

  Neptune's Board of Directors approved an $11 million investment to increase extraction capacity from 200,000 kg to 1,500,000 kg and to establish formulation, manufacturing and packaging capabilities in preparation for new product forms currently expected to be authorized by Health Canada this fall.
  Neptune signed a three-year contract with The Green Organic Dutchman ("TGOD") for a minimum of 230,000 kg of cannabis and hemp biomass. Neptune will provide extraction services as well as turnkey packaging solutions to TGOD covering a range of finished products.
  Neptune signed a contract with Tilray Inc. for the extraction of cannabinoids from cannabis and hemp biomass. Tilray has committed to provide minimum biomass volumes of 125,000 kg over a three-year period.
  Neptune announced a definitive agreement to acquire the assets of SugarLeaf Labs a U.S.-based hemp processor with an extraction capacity of 1,500,000 kg. SugarLeaf will provide Neptune with a platform to capture the significant CBD wellness opportunity in the U.S.

LAVAL, QC, June 12, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Corporation") (NASDAQ: NEPT) (TSX: NEPT), today announced it's financial and operating results for the 3-month period and full year ended March 31, 2019. All amounts are in Canadian dollars.

Management Commentary

"Fiscal 2019 was a pivotal year for Neptune, with our team's efforts recently culminating in material contract announcements and a U.S.-based acquisition. Reflecting on the last year, I am proud of what we have accomplished, building a powerful, differentiated value proposition and even more excited about what our expanded talent team will accomplish in the current year to accelerate our growth in the developing global cannabis marketplace," stated Jim Hamilton, CEO of Neptune.

"Looking into this fiscal year and beyond, we are in the enviable position of having more contracted demand in hand than our approved capacity can satisfy. The capacity amendments and security clearance applications we have submitted to Health Canada, when approved, will alleviate the constraints we are currently facing and support our growth. In addition, the expansion plans just approved by our Board of Directors will increase our available processing capability and broaden our service offering to transform Neptune into a one-stop shop for Licenced Cannabis Producers. We are also pursuing our EU GMP certification as well as our organic certification, both of which should unlock incremental markets and revenue opportunities."

"In summary, we are on track to achieve positive EBITDA this year, and on the threshold of creating a profitable, cash-generating business model. With the largest extraction facility in Canada, with a licence, and a transaction pending for a second facility in the United States, multiple supply partnerships now in hand, and solid and growing relationships with new clients, we are on our way to realizing our objective to become the global leader in cannabis extraction."

Financial Results Highlights

Cannabis investments were initiated during the three-month period ended December 31, 2017. Therefore, 6 months of cannabis results are included in the comparative results indicated below. The fourth quarter ended March 31, 2018, does not include any financial results of Acasti.

Fourth Quarter Financial Results

  Revenues decreased to $5.7 million for the three-month period ended March 31, 2019, versus revenues of $6.8 million for the three-month period ended March 31, 2018. Neptune began commercial production and shipping of cannabis extracts during the last weeks of the fourth quarter, recording its first cannabis revenues.
  Net loss was $12.4 million for the current quarter, versus $4.8 million for the three-month period ended March 31, 2018, reflecting litigation provisions of $7.9 million in the current quarter.
  Non-IFRS operating loss1 was $2.7 million for the current quarter, compared to $1.8 million for the three-month period ended March 31, 2018.

Year Ended Financial Results

  Revenues reached $24.4 million for the fiscal year ended March 31, 2019, versus revenues of $24.4 million for the fiscal year ended March 31, 2018, when excluding the krill oil manufacturing business sold on August 7, 2017.
  Net loss was $23.2 million for the fiscal year ended March 31, 2019, versus a net income of $20.0 million for the fiscal year ended March 31, 2018. The net loss for the year ended March 31, 2019, includes litigation provisions of $7.9 million. The net income for the year ended March 31, 2018, includes a gain on sale of assets of $23.7 million, a gain on loss of control of a subsidiary of $8.8 million, derecognition of tax credits of $1.9 million, an income taxes recovery of $1.6 million and an impairment loss on inventories of $2.4 million.
  Non-IFRS operating loss1 was $8.1 million for the fiscal year ended March 31, 2019, compared to $2.6 million for the fiscal year ended March 31, 2018. The variation of $5.5 million principally relates to the investment in the cannabis business.

Consolidated Results

The Corporation realized a net loss for the three-month period ended March 31, 2019, of $12.4 million compared to $4.8 million for the three-month period ended March 31, 2018, an increase of $7.6 million. The Corporation realized a net loss for the year ended March 31, 2019, of $23.2 million compared to a net income of $9.3 million for the year ended March 31, 2018, an increase of $32.5 million. The net income was $20 million before consideration of Acasti's net loss for the year ended March 31, 2018.

Cash and cash equivalents were $9.8 million as at March 31, 2019. Neptune is evaluating options to fund its growth with a focus on prudence and minimizing equity dilution.

Phase IIIA Extraction Capacity Expansion

In April 2019, Neptune finalized its Phase II ethanol-based extraction capacity expansion to 200,000 kg at the Corporation's facility in Sherbrooke, Québec, which is awaiting licence amendment approval from Health Canada. With the recent extraction contract announcements, Neptune's capacity for Phase II is already fulfilled for both fiscal 2020 and 2021. Therefore, in June, Neptune's Board of Directors approved the Phase IIIA extraction capacity expansion which, once completed, will add 1,300,000 kg of ethanol extraction capacity for a total extraction capacity of 1,500,000 kg in Canada. This capacity expansion is necessary to support the execution of Neptune's growth strategy to become the global leader in cannabis extraction and purification.

A staggered capacity expansion strategy has been chosen to accelerate our time to market. The Phase IIIA expansion reduces our commercialization timeframe significantly versus a full capacity expansion to 6,000,000 kg. Neptune will revisit further expansion plans as the global market evolves and demand for cannabis and hemp extracts increase. The projected investment required to complete the Phase IIIA expansion is $4 million, providing the Corporation with a very attractive return on investment. The extraction equipment already installed reduces greatly our investment needs and time to market. Phase IIIA is expected to be completed before the end of calendar year 2019.

Establishing Turnkey Formulation and Packaging Solutions

Neptune's strategic plan is to provide differentiated, value added services to its clients. To service newly signed commercial agreements, which include formulation and packaging services, and to deepen its relationships with Licenced Producers, the Corporation is establishing turnkey packaging solutions capabilities. Neptune's Board of Director approved an investment of $7 million to establish additional formulation, manufacturing and packaging infrastructure. This investment will allow Neptune to provide formulation services for new expected product forms such as vape pens, topicals, beverages, sprays and others, which are expected to take into effect this fall under new Health Canada regulations.

Neptune will also have filling, packaging and labeling abilities in order to become a one-stop shop for Licensed Cannabis Producers in addition to our existing capabilities with capsules. Neptune's turnkey solutions are anticipated to be available this fall and will deepen our relationships with Licenced Producers.

SugarLeaf Labs

On May 9, 2019, Neptune announced the signing of a definitive agreement to acquire the assets of U.S. based hemp processor SugarLeaf Labs and Forest Remedies LLC (collectively, "SugarLeaf"). Neptune will acquire SugarLeaf on a debt-free basis for initial consideration at closing of US$18 million, paid as US$12 million in cash and US$6 million in common shares. By achieving certain annual adjusted EBITDA and other performance targets, additional consideration of up to US$132 million would be paid over each of the next three years as a combination of cash and shares for a maximum aggregate purchase price of up to US$150 million. The transaction is expected to close on or before July 31, 2019, upon completion of standard closing requirements, including regulatory and stock exchange (NASDAQ and TSX) approvals.

Outlook

During the first quarter of fiscal year 2020, cannabis extraction operations have been constrained by several factors including limited biomass inventory to extract and constrained extraction capacity. As such, we expect our cannabis extraction revenues for the first quarter of fiscal year 2020 to be lower than $1 million. Pending Health Canada approval of expansion amendments and additional security personnel clearance should alleviate our capacity constraints.

Based on the total value of extraction and packaging contracts signed to date, we expect that our revenues growth from cannabis extraction and packaging will ramp significantly from the second quarter of fiscal 2020 and onwards.

________________________
[1] See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA (non-IFRS operating segment loss) and net income (loss) to non-IFRS operating loss" which follow.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licenced by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec. Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Caution Regarding Non-IFRS Financial Measures
The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating segment loss when a segment is in a loss position, and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation is in a loss position, to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation's financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA (or non-IFRS operating segment loss when in a loss position) and Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating Adjusted Segment EBITDA (or non-IFRS operating segment loss) and Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA (or non-IFRS operating segment loss) measurement by adding depreciation and amortization and stock-based compensation to segment income (loss) from operating activities before corporate expenses. Neptune obtains its Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), net finance costs, depreciation and amortization, income tax expense and by subtracting income tax recovery and net finance income. Other items such as stock-based compensation, litigation provisions, impairment loss on inventories, net gain on sale of assets, gain on loss of control of subsidiary, tax credits reversal from prior years and legal fees related to royalty settlements that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Excluding these items does not imply they are non-recurring.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Conference Call Details
Neptune will be holding a conference call on June 12, 2019, at 5:00 PM (EST) to discuss its fourth quarter and fiscal year-end results ended March 31, 2019.

Date:	Wednesday, June 12, 2019

Time:	5:00 PM Eastern Standard Time

Call:	1-888-231-8191 (Canada and U.S.)
1-647-427-7450 (International)

Webcast:	A live webcast and presentation of the results can be accessed at:
https://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay shortly after the call's completion, until July 12, 2019. The replay can be accessed online in the Investors section of Neptune's website under Investor Events and Presentations. It is also under this section that you will find the archive of the webcast, along with its accompanying presentation.

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] and net loss to non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Three-month period ended March 31, 2019
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	5,652	12		5,664
Gross margin	1,523	12		1,535

R&D expenses, net of tax credits and grants	(172)	(1,898)		(2,070)
SG&A expenses	(1,138)	(373)		(1,511)
Segment income (loss) from operating activities before corporate expenses	213	(2,259)		(2,046)

Unallocated costs:
Corporate general and administrative expenses			(2,354)	(2,354)
Litigation provisions			(7,930)	(7,930)
Net finance costs			(38)	(38)
Income tax expense			(16)	(16)
Net loss				(12,384)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	213	(2,259)
Add:
Depreciation and amortization	156	554
Stock-based compensation	123	245
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	492	(1,460)

Non-IFRS operating loss[1] reconciliation
Net loss				(12,384)
Add:
Depreciation and amortization				765
Net finance costs				38
Stock-based compensation				928
Income tax expense				16
Litigation provisions				7,930
Non-IFRS operating loss[1]				(2,707)

________________________ [1] See "Caution Regarding Non-IFRS Financial Measures".

Reconciliation of Segment loss from operating activities before corporate expenses to Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] and net loss to non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Three-month period ended March 31, 2018
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	7,005	–		7,005
Gross margin	1,458	–		1,458

R&D expenses, net of tax credits and grants	(1,952)	(1,528)		(3,480)
SG&A expenses	(1,255)	(308)		(1,563)
Net gain on sale of assets	(21)	–		(21)
Segment loss from operating activities before corporate expenses	(1,770)	(1,836)		(3,606)

Unallocated costs:
Corporate general and administrative expenses			(2,418)	(2,418)
Net finance costs			(408)	(408)
Income tax recovery			1,680	1,680
Net loss				(4,752)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment loss from operating activities before corporate expenses	(1,770)	(1,836)
Add:
Depreciation and amortization	186	530
Stock-based compensation	160	186
Net gain on sale of assets	21	–
Impairment loss on inventories	658	–
Tax credits reversal from prior years	1,933	–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	1,188	(1,120)

Non-IFRS operating loss[1] reconciliation
Net loss				(4,752)
Add (deduct):
Depreciation and amortization				768
Net finance costs				408
Stock-based compensation				842
Net gain on sale of assets				21
Impairment loss on inventories				658
Income tax recovery				(1,680)
Tax credits reversal from prior years				1,933
Non-IFRS operating loss[1]				(1,802)

________________________ [1] See "Caution Regarding Non-IFRS Financial Measures".

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] and net loss to non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Year ended March 31, 2019
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	24,430	12		24,442
Gross margin	7,602	12		7,614

R&D expenses, net of tax credits and grants	(488)	(6,723)		(7,211)
SG&A expenses	(4,525)	(1,846)		(6,371)
Segment income (loss) from operating activities before corporate expenses	2,589	(8,557)		(5,968)

Unallocated costs:
Corporate general and administrative expenses			(8,915)	(8,915)
Litigation provisions			(7,930)	(7,930)
Net finance costs			(209)	(209)
Income tax expense			(170)	(170)
Net loss				(23,192)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	2,589	(8,557)
Add:
Depreciation and amortization	719	2,126
Stock-based compensation	492	1,046
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	3,800	(5,385)

Non-IFRS operating loss[1] reconciliation
Net loss				(23,192)
Add:
Depreciation and amortization				3,056
Net finance costs				209
Stock-based compensation				3,713
Income tax expense				170
Litigation provisions				7,930
Non-IFRS operating loss[1]				(8,114)

Total assets[3]	21,007	50,981	18,232	90,220
Cash, cash equivalents and short-term investment	276	–	9,591	9,867
Working capital[2]	2,543	(629)	2,751	4,665

________________________ [1] See "Caution Regarding Non-IFRS Financial Measures".
[2] The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.
[3] The corporate reportable segment assets include the investment in Acasti.

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] and net income to non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Year ended March 31, 2018
					Inter-segment
	Nutraceutical	Cannabis	Cardiovascular	Corporate	eliminations	Total
	$	$	$	$	$	$
Total revenues	27,646	–	–		–	27,646
Gross margin	6,324	–	–		–	6,324

R&D expenses, net of tax credits and grants	(2,732)	(2,969)	(9,592)		1,742	(13,551)
SG&A expenses	(5,204)	(597)	(2,761)		–	(8,562)
Net gain on sale of assets	23,702	–	–		–	23,702
Segment income (loss) from operating activities before corporate expenses	22,090	(3,566)	(12,353)		1,742	7,913

Gain on loss of control of subsidiary	–	–	–	8,784	–	8,784

Unallocated costs:
Corporate general and administrative expenses				(6,743)		(6,743)
Net finance costs				(2,255)		(2,255)
Income tax recovery				1,640		1,640
Net income						9,339

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	22,090	(3,566)	(12,353)		1,742
Add (deduct):
Depreciation and amortization	1,817	1,054	2,005		(1,742)
Stock-based compensation	317	252	661		–
Net gain on sale of assets	(23,702)	–	–		–
Impairment loss on inventories	2,377	–	–		–
Tax credits reversal from prior years	1,933	–	–		–
Legal fees related to royalty settlements	90	–	–		–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	4,922	(2,260)	(9,687)		–

Non-IFRS operating loss[1] reconciliation
Net income						9,339
Add (deduct):
Depreciation and amortization						3,542
Net finance costs						2,255
Stock-based compensation						2,884
Net gain on sale of assets						(23,702)
Gain on loss of control of subsidiary						(8,784)
Impairment loss on inventories						2,377
Income tax recovery						(1,640)
Tax credits reversal from prior years						1,933
Legal fees related to royalty settlements						90
Non-IFRS operating loss[1]						(12,306)

Total assets	24,412	42,015	6,586	25,584	–	98,597
Cash, cash equivalents and short-term investments	2,525	–	–	24,172	–	26,697
Working capital[2]	4,014	2	–	22,456	–	26,472

________________________ [1] See "Caution Regarding Non-IFRS Financial Measures".
[2] The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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For further information: Neptune Wellness Solutions: Mario Paradis, VP & CFO, 1.450.687.2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada): Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.): Carolyn Capaccio / Jody Burfening,LHA,1.212.838.3777, ccapaccio@lhai.com, jburfening@lhai.com

CO: Neptune Wellness Solutions Inc.

CNW 16:00e 12-JUN-19